SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

402 W 13th St., Floor 5

New York, NY 10014

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	13D/A	Page 5 of 8 Pages

This Amendment No. 20 ("Amendment No. 20") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11"), Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12"), Amendment No. 13 filed with the SEC on September 8, 2020 ("Amendment No. 13"), Amendment No. 14 filed with the SEC on November 23, 2020 ("Amendment No. 14") and Amendment No. 15 filed with the SEC on February 2, 2021 ("Amendment No. 15"), Amendment No. 16 filed with the SEC on April 15, 2021 ("Amendment No. 16"), Amendment No. 17 filed with the SEC on September 24, 2021 ("Amendment No. 17"), Amendment No. 18 filed with the SEC on April 21, 2022 ("Amendment No. 18") and Amendment No. 19 filed with the SEC on May 21, 2022 ("Amendment No. 19" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment 18 and this Amendment No. 20, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 20 shall have the meanings set forth in the Schedule 13D. This Amendment No. 20 amends Items 4, 5(a)-(c), (e), and 6 as set forth below. This Amendment No. 20 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons. As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 3, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger and becoming a wholly owned, privately held subsidiary of Parent.

CUSIP No. 86184W106	13D/A	Page 6 of 8 Pages

At the Effective Time, shareholders of the Issuer ceased to have any rights with respect to the Common Stock, except their rights pursuant to the Merger Agreement. Certain funds affiliated with the Investment Manager provided equity financing of $109,868,507.50, solely for the purpose of providing a portion of the financing for the transactions. Immediately prior to the Effective Time, in connection with the Merger, the Axar Vehicles (as such term is defined in the Merger Agreement) contributed all their shares of Common Stock to Axar Cemetery Holdings, LLC, a Delaware limited liability company.

On the Closing Date, the Issuer notified the NYSE of the consummation of the Merger and requested that (i) trading of Common Stock be suspended prior to the opening of trading on November 4, 2022 and (ii) the NYSE filed with the SEC a notification of removal from listing on Form 25 in order to delist the Common Stock from the NYSE and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the Form 25, Parent intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act. Trading of the Common Stock on the NYSE was halted prior to the opening of trading on November 4, 2022.

At the Effective Time, the StoneMor Inc. Phantom Stock Award was cancelled pursuant to the Merger Agreement in exchange for a cash payment of $3.50 per share, representing the cash Merger Consideration.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which was filed by the Issuer as Exhibit 2.1 to the Issuer's Current Report on Form 8-K and is incorporated herein by reference.

CUSIP No. 86184W106	13D/A	Page 7 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)	As a result of the consummation of the Merger on November 3, 2022, as of the date hereof, the Reporting Persons have beneficial ownership of 0 shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

(c)	Except for the transactions described in Item 4 of this Amendment No. 20, no transactions in shares of the Common Stock have been effected since the filing of Amendment No. 19 by the Reporting Persons.

(e)	November 3, 2022.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

CUSIP No. 86184W106	13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 7, 2022

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD